November 4, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mr. Jonathan Burr

Ms. Pamela Howell

Ms. Brigitte Lippmann

Re:                             Centogene B.V.

Registration Statement on Form F-1

Registration No. 333-234177

Acceleration Request

Requested Date: November 6, 2019

Requested Time: 4:00 PM, Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), SVB Leerink LLC and Evercore Group L.L.C., as representatives of the several underwriters, hereby join Centogene B.V. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-234177) (the “Registration Statement”) to become effective on November 6, 2019, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

SVB LEERINK LLC

By:	/s/ Ryan Lindquist
Name:	Ryan Lindquist
Title:	Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ James T. Chandler
Name:	James T. Chandler
Title:	Senior Managing Director

cc:                                Arndt Rolfs, Centogene B.V.

Michael D. Maline, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

Leo Borchardt, Davis Polk & Wardwell London LLP